Filed by Lexon, Inc. (commission file number????)
			Pursuant to Rule 425
			Under the Securities Act of 1933
			And Deemed Filed Pursuant to Rule 14a-12
			Under the Securities Ehange Act of 1934
			Subject Company: Arrowhead
			Commission File No: (??????????)









					May 19, 2003
					CONFIDENTIAL
					LETTER OF INTENT




Gifford M. Mable
President and Chief Executive officer
LEXON, INC.
Suite 409
8908 South Yale Avenue
Tulsa, Oklahoma 74137-3545

Dear Mr. Mable:

     Alliant Corporate Strategies aka ACS Consulting ("Alliant") is providing you with this preliminary letter of intent ("Letter of Intent") in favor of a working mandate between Alliant and its client, Arrowhead Production Company, Inc., a Nevada corporation, Federal Identification no. 73-1592107 ("Arrowhead or Client"), whereby; Alliant is summarizing its preliminary discussions and is representing Arrowhead's intent to pursue a proposed Merger ("the Merger") between Lexon, Inc., a United States corporation organized under the laws of the State of Oklahoma, Federal Identification No. 73-1533326 ("Lexon") and Arrowhead, in exchange for certain valuable consideration ("Merger Consideration") to be paid by Arrowhead and identified hereunder, and for the mutual indemnifications, covenants, releases, filings and the specific performance respective of and to Arrowhead's, and Lexon's obligations that may arise herefrom, all in accordance with the following understanding, provisions, terms, and conditions.

     We offer for your consideration and riposte the following proposal, which is intended to serve as a basis for further discussions and negotiations in order to consummate the overall transaction suggested by this Letter of Intent. Of course, a definitive Merger agreement ("the Merger Agreement"), which will contain many terms in addition to those contained in this (Letter of Intent, will have to be negotiated and agreed upon by Lexon and by Arrowhead.

     Where applicable, this offer succeeds all prior offers, writings, proposals, and oral communications heretofore delivered or expressed between the Parties (Arrowhead, Lexon, and, to the extent of its representation of Arrowhead in this matter, Alliant, when hereinafter referred to collectively).

     It should be noted that Alliant, either acting alone or in consort with its Client, is not offering any professional advice to Lexon, its affiliates, officers, directors, employees, consultants, or advisors; any of Alliant's references, by analysis, or otherwise, are merely a statement of Alliant's understanding of the proposed transaction. No citation of any state's laws shall either validate or invalidated the applicability of any such law or case, as the legal of interpretation of such may apply to the transaction proposed by this offer. Alliant recommends that Lexon has this document reviewed by a qualified legal professional.

     This offer does not intend to corrupt or circumvent any rule or regulation of the Securities and Exchange Commission ("SEC") or of any state's securities laws. Moreover, this offer, by itself, does not constitute an offer to sell or a solicitation to sell securities in the United States. Once accepted, this offer is a formal commitment and a binding obligation (to the extent stated hereinbelow) of the formal understanding between Arrowhead and Lexon in order to consummate the transaction hereby proposed.

     This letter contains certain statements that may suggest the existence of certain risks and uncertainties with the transaction hereby proposed through the language used by Alliant to express the proposed through the language used by Alliant to express the proposee transaction and to induce Lexon's acceptance hereof. These statements relate to Alliante's or Arrowhead's mutual and respective future actions, objectives, expectations, and intentions regard the subject matter hereof. The use of words cush as "contemplate", "anticipate", "intend", "plan", "propose", "may", "could", and similar terms and expressions may identify these statements. The actual consequences of Arrowshead's future performance could differ materially from the delineations stated in this correspondence. Factors that could contribute to these differences include those discussed and elsewhere contained in this offer.

     Alliant has included certain summary information on Arrowhead and its business and plan of operations in this Letter of Intent. The information is contained in Exhibit "A" hereof (the "Arrowhead Information Summary"). More complete information on Arrowhead and its current and future operations will be delivered separately to Lexon, after you have accepted this preliminary Letter of Intent.

     Alliant's understanding of Arrowhead's preliminary discussions with Lexon is as follows:

1. Transaction Overview. In consideration of the mutual representations, warranties, covenants, and agreements to be contained in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which will thereunder be acknowledged, and, in addition to additional terms, provisions, covenants, and conditions to be contained in the Merger Agreement, each of Arrowhead and Lexon will agree and intend to be legally bound, and intend to agree to the following:

a. The Merger. Upon the terms and subject to the conditions to be set forth in the Merger Agreement and in the Articles of Merger, or in other appropriate documents required by law to be filed in connection with the Merger, and in accordance with the applicable provisions of Nevada Revised Statues and Oklahoma Statues Citationized, lexon shall be merged with and into Arrowhead. Following the Merger, Arrowhead shall continue as the surviving corporation, and, the separate existence of Lexon, and Lexon's reporting obligations to the SEC under section 13(a) or section 159d) of the Securities Exchange Act of 1934, will cease. Alliant will cause a Form 8k12g3 to be filed with the SEC on behalf of Arrowhead to perfect the transaction pursuant to Alliant's strategy in this regard.

b. Regulatory Compliance and Effective Time. On the closing date (the "Closing" or the "Closing Date"), or as soon as will be practicable thereafter (the "Effective Time"), Arrowhead will be required to file the Articles of Merger with the Office of the Secretary of State of the State of Nevada in accordance with the provisions of Nevada Revised Statues Section 92A.005 et seq. (the "Nevada Merger Law") and shall file with the Office of the Secretary of State of the State of Oklahoma the Articles of Merger in accordance with the provisions of Oklahoma Statutes Citationized Section
1082 et seq. (the "Oklahoma Merger Law"), and will be required to make all other filings or recordings required by law in connection with the Merger.
The Merger shall become effective at such time as the Articles of Merger are duly filed with the Nevada Secretary of State and the Oklahome
Secretaryof State, or at such other later time (which shall not occur beyond five (5) business days from the Closing Date) as Arrowhead shall agree and specify in the definitive Merger Agreement.

c. Effects of the Merger. The Merger shall have the effects set forth in the Nevada Merger Law and in respect of Federal securities' laws applicable to the type of successor transaction hereby proposed. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers, and franchises of Lexon shall vest in Arrowhead, and all debits, liabilities and duties (subject to the mandatory compromises and settlements set forth in the actual terms and conditions of the Merger) of Lexon shall become the debts, liabilities and duties of Arrowhead.

d. Articles of Incorporation and Bylaws. The Articles of Incorporation of Arrowhead, as in effect immediately prior to the Effective time of the Merger, shall remain in effect, except that such Articles of Incorporation thereafter may be amended in accordance with its terms and as provided by law. The Bylaws of Arrowhead as in effect on the Effective Time shall remain in effect, except that such Bylaws thereafter may be amended in accordance with its terms and as provided by law.

e. Directors. The Directors of Arrowhead immediately prior to the Effective Time shall remain the directs of Arrowhead, and shall serve in such capacity until the earlier of their resignation or removal or until their respective successsors are duly elected and qualifed, as the case may be, except, Lexon's shareholders may elect one director to Arrowhead's Board of Directors to represent the interests of Lexon's pre-Merger shareholders.

f. Officers. The Officers of Arrowhead immediately prior to the Effective Time shall remain the officers of Arrowhead, and shall serve in such capacity until the earlier of their respective resignations or removal, or until their respective successors are duly elected and qualified, as then the case may be. (No officer of Lexon, who was an officer of Lexon immediately prior to the Merger, shall act or continue as an officer of Arrowhead beyond the date of the Merger. The voluntary resignations of Lexon's pre-merger officers will become effective at the Effective Time.)

g. Resignations of Lexon's Registered Agent. If required by Oklahoma law, at the Effective Time, Lexon's present registered agent will resign and will be coupled with the appointment of his successor to serve as Arrowhead's registered agent in Oklahoma in accordance with the provisions set for in 18 OSC 22.1025.

h. At and after the Effective Time, Arrowhead shall take all action as shall be required in connection with the Merger, including, but not limited to, the execution and delivery of any further assignments, instruments, or documentation as are necessary of desirable to carry out the provisions of the Merger Agreement.

i. Effect on Lexon Stock and Arrowhead Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Lexon Stock or Arrowhead Stock:

1) Each 23.059698 shares of Lexon Stock, par value $.001 per share issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of Arrowhead's common stock, par value $0.01 per share. (Shareholders who own less than 23.059698 shares of Lexon Stock prior to the Merger will receive one share of Arrowhead's common stock. Any fraction of a share will be rounded up to the nearest whole share.)

2) Arrowhead will, as at the Effective Time, have 7,500,000 shares of its common stock issued and outstanding; approximately 10% (ten percent) of that number of shares will be held by Lexon's pre-merger shareholders based on the rate of conversion and exchange hereinabove stated

j. Financial Statements. In or annexed to the Merger Agreement, Lexon will represent its 2002 annual un-audited statement of financial condition and its un-audited statement of financial condition for the quarter ended March 31, 2003, to be certified by Lexon's chief financial officer or by the individual who is employed in the key position equivalent thereto. (the eventual responsibility and expense to prepare audited financial statements for the period ended December 31, 2003 and for the quarter ended March 31, 2003 will rest with Arrowhead.)

k.     Exchange of Certificates.

1) Paying Agent. Prior to the Effective Time, Alliant, acting on Arrowhead's behalf, shall designate UMB Bank, N.A., of Kansas City, Missouri, to act as paying agent in the Merger (the "Paying Agent"), and, from time to time on, in due course as will become practicable after the Effective
Time, Arrowhead shall make available to the Paying Agent immediately available funds (the "Exchange Funds") in amounts and at the times necessary for the payment of the Merger Consideration; it being understood that any and all interest earned on the Exchange fund shall be turned of to Arrowhead.

2) Exchange Procedure. As soon as reasonably is practicable after the Effective Time, Arrowhead shall cause its stock transfer agent, then, to be Executive Registrar & Transfer Agency, Inc., of Phoenix, Arizona (the "Stock Transfer Agent"), to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Lexon Stock (the "Certificates"), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the original certificates to the Stock Transfer Agent and shall be in such form and have such other provisions as Arrowhead my reasonably specify, and instructions for use in effecting the surrender of the original certificates for Lexon Stock in exchange for the Certificates, which will, in detail, be specified in the Merger Agreement. Upon surrender of an original certificate for cancellation to the Stock Transfer Agent, or to such other agent or agents as may be appointed by Arrowhead, together with a letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent or the Stock Transfer Agent, the holder of such original certificate shall be entitled to receive in exchange therefore a Certificate for shares of stock in Arrowhead, and, once converted, the original certificate for the Lexon Stock so surrendered shall forthwith be cancelled. In the event of transfer of ownership of Lexon Stock which is not registered in the transfer records of Lexon, an exhange may be made to a person or entity other than the person or entity in whose name the certificate for Lexon Stock so surrendered is registered, if such Lexon Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person or entity requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person or entity other than the registered holder of such Lexon Stock certificate or establish to the satisfaction of Arrowhead that such tax has been paid or is not applicable. Until surrendered, each Lexon Stock certificate shall be deemed at any time after the Effective time to represent only the right to receive upon such surrender a new Certificate pursuant to the terms of the Merger Agreement.

l. No Further Ownership Rights in Lexon Stock. Upon the surrender of Certificates in accordance with the terms of the Merger Agreement, Arrowhead shall be deemed to have satisfied its obligations pertaining to the shares of Lexon Stock theretofore represented by such original certificates. If, after the Effective time, certificates for shares of Lexon Stock are presented to Arrowhead, the Paying Agent, or the Stock Transfer Agent, for any reason, shall be cancelled and exchanged as provided in the Merger Agreement, except as otherwise provided by law.

m. Fixing Record Date. The record date, which will determine the holders of Lexon Stock entitled to vote upon the matters herein suggested, will be fixed in accordance with 18 OSC 22.1058.

n. No Liability. None of each of Arrowhead, Lexon, Alliant, the Surviving Corporation, the Paying Agent, and the Stock Transfer Agent shall be liable to any person or entity in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.


2.     MERGER CONSIDERATION.

a. Arrowhead will issue and deliver to the shareholders of Lexon the number of shares of Arrowhead Stock calculated hereinabove at the closing (the "Closing"). Alliant is under the impression that there are currently outstanding 17,292,735 shares of Lexon Stock, no shares of Lexon preferred stock ("Lexon Preferred"), and that number of options to purchase shares of Lexon common stock ("Lexon Options") that were set forth in Lexon's most recently quarterly filing that was filed with the SEC, and, that there will be no material change in the outstanding capitalization of Lexon before the Closing, except as provided hereinbelow. Further Merger Consideration shall be those amounts required to compromise and settle certain of Lexon's liabilities (most notably, those liabilities to certain key employees, officers, directors, and certain creditors-at-large, the compromise of all of which is estimated not to exceed, in the aggregate, the sum of $30,000), the payment by Arrowhead to cause Lexon's audited and un-audited financial statements, which have not been prepared or filed with the SEC, to be prepared and filed, Lexon's shareholder mailing costs associated with the proposed Merger,and certain other costs, in Alliante's discretion or the expense for which service or services may be required by any law, rule, or regulation, which may be incurred by Lexon to consummate the proposed Merger transaction herein discussed. Aside from the exchange of shares of Lexon Stock discussed hereinabove, there will be no chase consideration offered to the holders of Lexon Stock in the proposed Merger transaction.

b. Comprise of Lexon's Obligations to Certain Insiders and Affiliates. As a condition to Lexon's acceptance of the Merger Agreement and of its acceptance of the overall transaction suggested by this proposal, Arrowhead must agree to compromise certain pre-merger liabilities of Lexon. The compromise and final settlement between Arrowhead (on Lexon's behalf) will be conducted in pursuance of the applicable provisions set forth in 18 OSC 22.1117. In order to expedite the Merger, Alliant, acting on Arrowhead's behalf, will permit certain of Lexon's key employees to negotiate the compromise and final settlement of certain of Lexon's liabilities between it and its officers, directors, key employees, consultants, or advisors. To that extent, Alliant consents to Lexon's issuance of that number of it pre-merger shares (also, upon their issuance, to bcome known or referred to as Lexon Stock), which will be required to compromise those certain liabilities of Lexon with said class and group of persons. As an express condition to Arrowhead consummating the Merger and the overall transaction suggested by this proposal, no lien against Lexon, its properties, rights, or assets, shall be sought by any of Lexon's officers, directors, or key employees, and no lien shall be sought against the properties, rights, or assets of Arrowhead by any of Lexon's present officers, directors, or key employees, in pursuance of the objectives suggested by 18 OSC 22.1115.

c. Termination of Merger Consideration. Any portion of the Merger Consideration, which remains undistributed to Lexon's officers, directors, key employees, consultants, advisors, or creditors-at-large for three
(3) months beyond the Effective Time, shall be returned to Arrowhead and shall be subject to renewal, reissue, or cancellation by Arrowhead's determination. Thereafter, the eligible persons or entities, respectively, to whom or to which a portion of the Merger consideration was to have been paid or issued, shall thereafter look only to Arrowhead, at its convenience, for settlement of their respective claim or claims to the Merger Consideration.

3. OPTIONS. Outstanding options to purchase shares of Lexon Stock will be converted into options to purchase Arrowhead Stock at the same exchange ratio as the Lexon Stock, with the exercise price to be adjusted proportionately. Arrowhead will register such shares on a Form S-8 as soon as is practicable, in due course, after the Merger.

4. Tax and Accounting Consequences. The Merger will be structured to be a non-taxable occurrence (a tax-deferred transaction) for Federal Income Tax purposes and as a purchase for accounting purposes.

5. Representations and Warranties. In the definitive Merger Agreement, Arrowhead and Lexon will make customary representations and warranties to one another. The representations and warranties of Arrowhead will terminate at the Closing. Lexon's shareholders will indemnify Arrowhead against any losses, damages, or expenses arising from or related to any breach of representations or warranaties or any lawsuits. To secure such shareholders' indemnification obligations, all of the shares to become issuable by Arrowhead to Lexon shareholders, in exchange for Lexon Stock held by them prior the Merger, will be escrowed until the publication of Lexon's financial results for the year ended December 31, 2002 and for the quarter ended March 31, 2003, as an indemnity to cover any breaches of representations and warranties by Lexon, with regard to the accuracy of its statements of financial condition. The indemnity shall not apply unless and until the aggregate of damages sought exceeds $1,000 (exclusive of legal fees), in which event the indemnity shall include all claims for damages.

a. Particular Status of Lexon. For purposes of the Merger, and of the overall transaction suggested by this proposal, Lexon is not deemed to be an "issuing public corporation" by the definition rendered in 18 OSC 23.1148; consequently, the provisions of 18 OSC 23.1145 and 18 OSC 23.1149 do not apply to Lexon, the Lexon Stock or Lexon's principal shareholders.

6. Form S-4 Registration Statement. As soon as is practicable after the Effective Time, Arrowhead will register its shares with the Securities and Exchange Commission on a Form S-4 Registration Statement. As a result, all shares of Arrowhead issued in the Merger should be freely tradable subject to the volume limitations imposed by Rule 145(d) of the SEC (17 CFR 230.145(d) on insiders and former or current affiliates of Lexon and Arrowhead.

7. Board Approval. The Merger will be subject to the unanimous approval by Lexon's Board of Directors. Arrowhead's Board of Directors has heretofore approved the Merger and the overall transaction suggested by this Letter of Intent, to become evidenced by its execution of the Merger Agreement, and related documents.

8.     Shareholder Approval.

a. The Merger will be subject to the approval by a majority of Lexon's and Arrowhead's shareholders. At the time of execution of the definitive Merger Agreement, Lexon's affiliates will agree to vote in favor of the Merger. Lexon's shareholders may vote under a voting trust, through a voting agreement, or other instrument that will collectively represent the affirmative votes of that number of shares of Lexon Stock required to approve the Merger and related matters (discussed herinbelow), in accordance with the provisions of 18 OSC 22.1061. Lexon's shareholders, in that number required to approve the Merger and related matters, may act by consent in lieu of a shareholder meeting, in accordance with the provisions of 18 OSC 22.1073. Where applicable or as may be required, Lexon's and Arrowhead's shareholders will comply with the provision of 18 OSC 22.1074 or 18 OSC 22.1075.

b. Nothing contained in Section 1055 of the Oklahoma General Corporation Act will prohibit the holders of any share or shares of Lexon Stock, which theron has been marked restricted, from participating in the Merger. Following the Effective time of the Merger, Lexon Stock issued in Arrowhead will not bear the Oklahoma State restricted designation; however, shares owned or held by affiliates or insiders of Lexon or Arrowhead my bear the Federal "restricted stock" designation obligatory under Rule 145(d) of the SEC (17 CFR 230.145(d).

c. If Lexon's shareholders are unable to consummate the Merger, or the overall transaction suggested by this proposal, by consent in lieu of a special meeting, then, and in such case, Arrowhead will call a special meeting of Lexons' shareholders as permitted by Section 1046(2)(D) of the Oklahoma General Corporation Act (18 OSC 22.1056(2)(D)).

d. Where required, Alliant, to the extent of its representation of Arrowhead and as permitted by Federal securities laws and Nevada State laws applicable to the type of transaction suggested by this proposal, will solicit the affirmative votes of Lexon's shareholders in order to consummate the Merger and related transctions. To that end, Alliant will be responsible to file the required forms, schedules, and exhibits with the SEC, at Arrowhead's expense.

9.     Noncompetition Agreements.  No present employees of Lexon are being
offered employment by Arrowhead beyond the date of the Merger.   Consequently,
no officer, director, or key employee of Lexon will be required to execute and deliver any Employment and/or Noncompetition Agreements with Arrowhead.

10.Representation on Arrowhead's Board. Lexon's Board of Directors will be entitled to one seat on Arrowhead's board of Directors, beyond the date of the Merger, and, thus, will be able to nominate and elect one individual to serve on Arrowhead's Board of Directors. Lexon will be required to inform Arrowhead of the name, age, address, and employment history of the individual who Lexon chooses to nominate to serve on Arrowhead's Board, and return such information together with the evidence of Lexon's execution hereof in the manner provided for herinbelow. Accordingly, Alliant, acting on Arrowhead's behalf will include Lexon's nominee in its solicitation to Lexon's shareholders, the affirmative vote of which shall be required to approve the proposed transaction and the Merger.

11.Closing and Conditions to Closing. The closing of the Merger will be subject to customary closing conditions, including approval by the requisite percentage of Lexon shareholders, the absence of any breach of any representations and warranties, the absence of material undisclosed liabilities, compliance with applicable securities and other laws, the absence of material adverse changes in the financial of business condition or liabilities of Lexon, and review of appropriate corporate and tax legal opinions from counsel selected by Alliant to represent Arrowhead in the Merger. The parties will use reasonable efforts to close the proposed transaction by May 31, 2003. Closing will take place at a mutually agreeable time and location. The effective date of the Merger ("Effective Date") will be set forth in the definitive Merger Agreement, and will become effective as soon as is practicable after Lexon's shareholders have approved the Merger.
The Merger Agreement, which must be acceptable to Arrowhead and to Lexon, will contain detailed representations, warranties, indemnifications and other terms appropriate for a transaction of the size and complexity of the proposed transaction. Arrowhead has already reviewed an Alliant-prepared draft of the proposed definitive Merger Agreement, and will provide Lexon with a proposed draft thereof upon Lexon's acceptance of this Letter of Intent.

12.Exclusive Period of Negotiation. Upon the signing of this Letter of Intent, the Parties will enter into good faith negotiations to execute definitive agreements consistent with the terms and conditions of this proposal on or before May 21, 2003. Accordingly, Lexon agrees that, after signing this Letter of Intent and through the closing (the "Exclusive Period"), Lexon will not, and will not permit its officers, directors, employees, agents or representatives to, solicit, encourage, initiate, enter into, continue or participate in any negotiations or discussions with or provide any information to any third party concerning the possible acquisition or sale of Lexon or its stock, business or assets or any other transaction that would be inconsistent with the Merger contemplated by this Letter of Intent.

13.Disclosure. Alliant, acting on Arrowhead's behalf, will be permitted to issue a press release upon the signing of this preliminary letter of intent by an authorized officer of Lexon, and, Alliant, acting on Arrowhead's behalf will be permitted to issue a press release upon the signing of the Merger Agreement by Lexon's Board of Directors. Arrowhead and Lexon agree to take all reasonable precautions to prevent any trading in Arrowhead securities by their respective officers, directors, employees, and agents having knowledge of the proposed Merger until the proposed Merger has been sufficiently publicly disclosed. The Parties understand and agree that until the press release is issued, neither party will disclose the fact that these negotiations are taking place, except to professional advisors and to employees of Arrowhead and Lexon on a need-to-know basis.

14.Professional Fees. Each party will pay the fees of its own accountants, attorneys, investment advisors, and other professionals. However, Arrowhead will pay the reasonable fees and expenses of Lexon, in Alliant's determination, which shall be required to provide for a mailing to Lexon's shareholders, to compensate Alliant to prepare Lexon's SEC filings (relating to pre-merger shareholder notification), and other charges incurred in the Merger. The payment to Alliant for Lexon of these fees by Arrowhead will constitute a part of the Merger Consideration.

15.Confidentiality. The Parties have entered into a confidentiality agreement of even date herewith, concerning the protection of the confidential information of the other party received during the negotiations contemplated by this letter, and each party hereby reaffirms such obligations.

16.Nature of Negotiations. The parties understand that the negotiations described in this letter are preliminary Merger negotiations. The overall transaction suggested by this Letter of Intent will be subject to execution of definitive agreements containing conditions, including, but not limited to, those referenced in this letter.

17.Effect of This Letter. Except for sections one, two, five, nine, 11, 12, 13, 17 and 19 of this Letter of Intent, which create binding obligations on Arrowhead and Lexon as indicated, this Letter of Intent creates no liability or obligation on the part of either Lexon or Arrowhead. Neither party will have any obligation to consummate the transactions contemplated by this Letter of Intent unless and until the definitive Merger Agreement and all other definitive contracts and writings concerning the Merger and the overall transaction suggested by this Letter of Intent are executed by both Parties and the conditions set forth in the definitive Merger Agreement are satisfied. The operative, binding, and contractual agreements set forth in this Letter of Intent shall be governed by the laws of the State of Nevada.

18.Remedies. In the event of a breach by either party of the compulsory terms and provisions contained in this Letter of Intent, the other party may be entitled to any remedy for such breach available at law or in equity.

19.Due Diligence. Alliant, acting on Arrowhead's behalf, must complete a thorough "due diligence" review of Lexon, and Arrowhead must determine that there are no material inaccuracies in the business and financial information that Lexon has furnished to Arrowhead an/or to Alliant, or will furnish to any person or entity in connection with the overall transaction suggested by this Letter of Intent, or in the assumptions Arrowhead or Alliant have made regarding Lexon's business and the financial, tax, and accounting treatment of the proposed Merger and related transactions. Lexon will make available to Arrowhead and/or Alliant all of Lexon's contracts, leases, tax returns, business files, books and records, and othe rmaterials and information reasonably requested by Allian or Arrowhead. Lexon also will furnish Arrowhead with Lexon's Historical and interim financial statements and such other financial information as Arrowhead and/or Alliant reasonably may request in order to complete its due diligence. To facilitate Alliant's review of Lexon, we propose that you provide Alliant with copies of recent non-public information concerning Lexon and provide us the opportunity to perform confirmatory bring-down business due diligence and accounting and legal due diligence. In order to expedite the process, we are attaching a due-diligence checklist in the form contained as Exhibit "B" of your acceptance hereof, this information and the related material smust be available to Alliant for its review prior to Arrowhead's execution and delivery of the proposed Merger Agreement.) Furthermore, Alliant is delivering a form of internal due-diligence (the "Due Diligence Letter"), which Alliant shall require to be completed by each of Lexon's offiercer and directors. The due Diligence Letter is attached as Exhibit "C" hereof.

20.No Negative Inference against Preparer. This Letter of Intent is the result of negotiations between the Parties, each of which is represented by counsel and other professionals of their own choosing. All Parties shall be deemed to have drawn the operative and binding terms of this Letter of Intent and no negative inference or interpretation shall be made by a court of competent jurisdiction, by an arbitrator, or by a mediator, against the part, whose counsel drafted this document.


21.No Admission of Liability. Neither this Letter of Intent nor the negotiation, preparation, or submission hereof, shall be, or shall be deemed or construed to be (i)and admission of (a) any liability by any or the parties, or (b) the validity of any claims; or (ii) the basis for any lawsuit, arbitration, or mediation, other than an action to enforce, or to seek damages, for the breach of the operative and binding provisions containedin this Letter of Intent.

     If this letter accurately reflects our understanding to-date and is acceptable to you, please sign this letter of intent where indicated below and return a facsimile of your signature to me by telecopier to
(509)356-6318.

     Alliant believes a transaction between Arrowhead and Lexon would provide demonstrably superior short-term and long-term value to Lexon's shareholders by combining and emerging-growth oil and gas exploration and development company with an existing public company, the shares of which are expected to be traded on the OTC Bulleting Board shortly after the Effective Date of the Merger.

     With an initial estimated market capitalization of approximately two million dollars, your shareholders should be placated by having a significantly enhanced path to liquidity compared to Lexon's present fiscal and operating condition, and the bleak prospect suggested to Lexon's shareholders in Lexon's most recent SEC filing(s).

     Alliant has represented numerours acquisitions and mergers in the past, and we are intimately familiar with the regulatory process required to consummate the proposed transaction. We anticipate no significant issues to undue time delays from the date of your acceptance hereof.

     As we previously discussed, we believe that a combination of our companies is compelling from a strategic perspective and creates a superior platform to continue strong growth. Combined, Arrowhead's and Lexon's shareholders have the opportunity to become one of the center United States' meaningful suppliers of natural gas products, and will be ideally positioned to capture opportunities both in the current year and beyond.

     We believe that your shareholders will enthusiastically embrace Arrowhead's proposal once they learn of it; therefore, Alliant will be soliciting your shareholders in accordance with the provisions of Regulation M-A, Regulation 14a, Regulation 14C, Regulation 14D, and Regulation S-B of the SEC; and, to the extent of their applicability to the overall transaction suggested by this Letter of Intent, the provisions of Schedule T-O of the SEC. Arrowhead's proposal will provide Lexon's Shareholders with an immediate and significant increase in economic value and a compelling long-term opportunity to participate as shareholders in a predictable and constant industry.

     We believe that time is of the essence, thus, Alliant is prepared to move forward expeditiously by committing all necessary resources to promptly complete the proposed Merger and related transactions. We are prepared immediately to enter into a confidentiality agreement, to perform our due diligence requirements described above, and to enter into a Merger Agreement with Lexon.

     The Board of Arrowhead has unanimously approved this proposal and key terms and elements of the overall transaction suggested by this Letter of Intent, and has unanimously authorized Alliant to proceed in this regard.

     We look forward to timely meeting with you to further discuss our proposal in detail and to achieve a prompt and satisfactory written agreement, which we would expect Lexon's Board of Directors would timely approve. You can be assured that we will do everything in our power to see this transaction through to successful completion. We strongly prefer to consummate this transaction on a[1] mutually satisfactory, negotiated basis, and, to that extent, we are prepared to meet immediately with you and your board.

                                           Sincerely,
                                      ALLIANTE CORPORATE STRATEGIES

                                      /s/ ________________________
                                      Randolph S. Hudson
                                      President and Chief Executive Officer



ACCEPTED AND AGREED TO:

LEXON, INC. (Lexon)

/s/___________________________
    BY: Gifford M. Mabie
   ITS: President and Chief Executive Officer


Distribution,  One Original and One Copy to Lexon
               Copy to Arrowhead
               Copy to Alliant, Compliance Department
               Gibson, Dunn and Crutcher, for Alliant
               Pillsbury Madison & Sutro, for Alliant
               Baker and McKenzie, for Randolph Hudson, as an individual